SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003 the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2002 and 2003 are as follows:

	2002	2003
	ThU.S.$	ThU.S.$
Assets
Current assets	1,073,771	1,195,514
Net fixed assets	3,758,728	3,920,382
Other assets	44,476	85,257

Total assets	4,876,975	5,201,153

	2002	2003
	ThU.S.$	ThU.S.$
Liabilities and Shareholders Equity
Current liabilities	166,999	264,335
Long-term liabilities	1,619,480	1,657,174
Minority interest	6,185	6,149
Shareholders’ equity	3,084,311	3,273,495

Total liabilities	4,876,975	5,201,153

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

Total assets increased by 6.6%, or U.S.$ 324 million, from March 31, 2002 to March 31, 2003. This increase is mainly attributable to a U.S.$ 74 million increase in time deposits, a U.S.$ 42 million increase in inventories, a U.S.$ 54 million increase in other current assets, a U.S.$ 162 million increase in property, plant and equipment and U.S.$ 16 in deferred taxes, partially offset by decreases of U.S.$ 76 million in marketable securities.

Total liabilities increased by U.S.$ 135 million from March 31, 2002 to March 31, 2003. This increase is mainly attributable to a U.S.$ 122 million net increase in bank borrowings.

The main financial and operating ratios are as follows:

Liquidity ratios	3/31/2002	12/31/2002	3/31/2003
Current ratio	6.43	3.62	4.52
Acid ratio	4.24	2.33	2.98

The decrease in the current and acid ratios from 2002 to 2003 is primarily attributable to an increase in moving bank borrowings and bonds in the amount of U.S.$ 91 million.

Debt indicators	03/31/2002	12/31/2002	03/31/2003
Debt to equity ratio	0.58	0.57	0.59
Short-term debt to total debt	0.09	0.17	0.14
Long-term debt to total debt	0.91	0.83	0.86
Financial expenses covered	1.76	3.77	5.92

The debt ratio is similar for the period in both 2002 and 2003.

Current liabilities went from 9% of total liabilities at the end of 2002 to 14% of total liabilities at March 31, 2003, due to the movement of obligations from being long-term to being short-term.

The ratio of financial expenses covered increased 4.16 points from the same period in 2002. The increase is primarily attributable to a U.S.$ 5 million decrease in financial expenses and a U.S.$ 81 million increase in net income from March 31, 2002 to March 31, 2003.

Operational ratios	03/31/2002	12/31/2002	03/31/2003
Inventory turnover	0.39	1.59	0.38
Inventory permanence (days)	231.11	226.37	234.46

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2002	2003	2002	2003
	ThU.S.$	ThU.S.$	%	%
Export sales
Pulp	135,847	153,478	50.42	47.14
Sawn timber and cut wood	58,368	68,798	21.66	21.13
Plywood and fiber panels	27,522	49,607	10.22	15.24
Forestry products	4,012	2,044	1.49	0.64

Total export sales	225,749	273,927	83.79	84.15

Pulp	5,906	11,184	2.19	3.43
Sawn timber and cut wood	12,967	19,771	4.82	6.07
Forestry products	7,808	5,347	2.9	1.64
Plywood and fiber panels	12,945	13,811	4.8	4.24
Other	4,047	1,539	1.5	0.47

Total domestic sales	43,673	51,652	16.21	15.85

Total operating income	269,422	325,579	100.00	100.00

Operating costs	2002	2003	2002	2003
	ThU.S.$	ThU.S.$	%	%
Timber	38,603	32,710	27.06	21.88
Forestry work	28,139	31,134	19.72	20.82
Depreciation	23,855	25,124	16.72	16.80
Maintenance costs	10,281	11,879	7.21	7.94
Chemical products	12,012	14,933	8.42	9.99
Sawing services	15,234	17,090	10.68	11.43
Other raw materials and indirect costs	8,406	9,381	5.89	6.27
Energy and fuel costs	6,128	7,267	4.30	4.87

Total operating costs	142,658	149,518	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

Analysis of Operating Income

Operating income includes net income of U.S.$ 115 million compared to U.S.$ 42 million in 2002, an increase of U.S.$ 73 million. The increase is primarily due to a U.S.$ 49 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 2 million during 2003, compared to a non-operating loss of U.S.$ 57 million in 2002. The change was primarily caused by the foreign currency exchange rate loss, which changed from a loss of U.S.$ 31 million in 2002, largely due to the impact of the devaluation of the Argentine peso in 2002, to income of U.S.$ 17 million in 2003.

Profitability ratios	03/31/2002	12/31/2002	03/31/2003
Equity yield	0.59	8.77	3.11
Asset performance ratio	0.38	5.55	1.96
Operating asset ratio	1.54	7.89	2.32
Income per share (U.S.$)	0.16	2.45	0.87
EBITDA (*)	71,359	436,901	164,120
Income after tax (ThU.S.$)	13,481	257,990	97,288

(*)	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

3.	MARKET SITUATION

a) Pulp

There was a significant increase in the price of pulp during the first quarter of 2003, due to a raw material supply problem that affected North American producers.

Despite this price increase, paper producers increased their demand for pulp in order to restore their inventories, which had been depleted due to the lower price of their product in the second half of 2002.

The weakness of the U.S. dollar in relation to other currencies allowed the market to demand a higher price for pulp, which is mainly quoted in United States dollars.

Arauco’s competitors in the production of pulp are primarily found in Brazil, Canada, the United States and the Scandinavian countries.

Arauco’s percentage share of the global fiber bleached pulp market has historically been approximately 6%. During the first quarter of 2003, there was no increase in installed capacity.

b) Plywood

The closing of some plywood mills in the United States caused the plywood market to improve, although prices have continued to decrease. They are expected to recover by the second quarter of 2003. The Mexican market is quite contracted, particularly due to variations in the exchange rate and a safeguard Mexico is considering to protect their domestic plywood producers against Chilean plywood products.

Sales in the European market continued to be relatively good, but the activity in Asia has been affected by the Unites States’ slow activity and by the uncertainty generated by the situation in Iraq. There has been no change in prices. However, the demand for hard board mills continues to be high.

The local market continues to be depressed due to the introduction of Argentinean products with lower prices; however, the improvement of the Argentine peso should lead to lower volumes of exports to Chile in the second quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2003

Amounts in thousands of U.S. dollars, except as indicated.

c) Remanufactured wood products

The United States had the lowest prices for wood during this quarter, due to excess supply throughout the United States. Latin America, except Chile, had better sales and prices as compared to March 2002. Mexico had a 42% increase in volume of sales. The war in Iraq did not significantly affect the Middle East market, where they experienced record sales volumes and good prices.

Activity in Asia was stronger than in the previous period, with a 29% increase in sales volume as compared to March 2002, although the impact of SARS could affect the market the rest of the year.

4.	ANALYSIS OF CASH FLOW

	03/31/2002	12/31/2002	03/31/2003
	ThCh$	ThU.S.$	ThU.S.$
Operating cash flow	50,086	433,652	72,268
Cash flow from financing activities	(38,962)	(126,418)	80,177
Cash flow from investment activities	(52,595)	(379,969)	(116,636)

Net cash flow for the year	(41,471)	(72,735)	35,809

The increase in operating cash flows is largely due to an increase in collections from other income of U.S.$ 14 million and a decrease in payments to suppliers and staff of U.S.$ 16 million.

The net negative cash flows from financing activities in 2002 was largely due to loan payments. The net positive cash flow in 2003 is primarily due to a bank borrowing which was only partially offset by loan payments.

The variation in cash flows from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2003 as compared to 2002, due to the construction of Valdivia Mill Project.

5.	MARKET RISK ANALYSIS

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, as of January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated.

	At March 31,
ASSETS	2002	2003
	ThU.S.$	ThU.S.$
CURRENT ASSETS :
Cash	14,030	9,778
Time deposits	4,395	77,976
Marketable securities (note 3)	380,809	304,227
Trade accounts receivable (note 4)	207,004	204,487
Notes receivable	5,649	4,164
Other receivables	23,050	43,183
Notes and accounts receivable from related parties (note 18)	1,101	991
Inventories (note 5)	344,066	386,243
Recoverable taxes	34,361	28,481
Prepaid expenses	22,017	20,850
Deferred tax assets (note 15)	4,601	27,717
Other current assets	32,688	87,417

Total current assets	1,073,771	1,195,514

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	365,711	355,932
Forests	1,919,923	1,833,294
Buildings and other infrastructure	1,345,684	1,369,616
Machinery and equipment	1,381,677	1,405,698
Other	247,507	556,786
Technical revaluation	68,866	68,769
Less: Accumulated depreciation	(1,570,640)	(1,669,713)

Net property, plant and equipment	3,758,728	3,920,382

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	18,474	37,691
Investments in other companies	143	135
Goodwill (note 8)	4,021	15,011
Negative goodwill (note 8)	(27,939)	(10,826)
Long-term receivables	5,378	3,900
Intangibles	523	995
Amortization	(142)	(156)
Other (note 9)	44,018	38,507

Total other non-current assets	44,476	85,257

Total assets	4,876,975	5,201,153

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated.

	At March 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2003
	ThU.S.$	ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	71	56
Current portion of long-term bank borrowings (note 14)	39,978	10,539
Current portion of bonds (note 12)	13,824	90,536
Current portion of other long term liabilities	879	286
Dividends payable	1,679	1,296
Trade account payable	71,536	101,367
Notes payable	6	—
Sundry accounts payable	12,202	8,968
Notes and accounts payable to related companies (note 18)	773	998
Accrued liabilities (note 13)	20,607	18,866
Withholding taxes	4,012	4,871
Income tax payable	—	24,433
Deferred income	1,415	1,596
Other current liabilities	17	523

Total current liabilities	166,999	264,335

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	250,938	402,363
Bonds (note 12)	1,281,450	1,157,500
Notes payable	1	1
Sundry accounts payable	6,004	282
Accrued liabilities (note 13)	8,192	8,154
Deferred tax liabilities (note 15)	69,180	88,248
Other long-term liabilities	3,715	626

Total long-term liabilities	1,619,480	1,657,174

Minority interest (note 25)	6,185	6,149

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,420,008	1,323,071
Retained earnings	1,297,997	1,536,932
Net income for the period	18,487	98,998
Interim dividends	(5,357)	(38,682)

Total shareholders’ equity	3,084,311	3,273,495

Total liabilities and shareholders’ equity	4,876,975	5,201,153

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated.

	At March 31,
	2002	2003
	ThU.S.$	ThU.S.$
OPERATING INCOME:
Sales revenue (note 21)	269,422	325,579
Cost of sales (note 22)	(142,658)	(149,518)
Gross profit	126,764	176,061
Administration and selling expenses (note 22)	(53,333)	(60,569)

Operating income	73,431	115,492

NON-OPERATING INCOME:
Interest earned	6,494	5,223
Share of net income of related companies (note 7)	503	968
Other non-operating income (note 23)	1,687	1,945
Amortization of goodwill (note 8)	(285)	(1,053)
Interest expenses	(28,913)	(23,366)
Other non-operating expenses (note 24)	(4,474)	(2,529)
Price-level restatement (note 1)	(225)	49
Foreign currency exchange rate (note 1)	(31,387)	16,564

Non-operating loss	(56,600)	(2,199)

Income before taxes, minority interest and amortization of negative goodwill	16,831	113,293
Income taxes (note 15)	(3,350)	(16,005)
Income before minority interest and amortization of negative goodwill	13,481	97,288
Minority interest (note 18)	(47)	(75)
Income before amortization of negative goodwill	13,434	97,213
Amortization of negative goodwill (note 8)	5,053	1,785

Net income	18,487	98,998

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated.

	At March 31,
	2002	2003
	ThU.S.$	ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	18,487	98,998
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(32)	95
Items affecting income not involving the movement of cash:
Depreciation	25,377	26,483
Amortization of intangibles	7	6
Write-offs and provisions	194	876
Profit from investments accounted for under the equity method	(507)	(968)
Loss from investments accounted for under the equity method	4	—
Amortization of goodwill	285	1,053
Amortization of negative goodwill	(5,053)	(1,785)
Net price level restatement	225	(49)
Foreign currency exchange rate	31,387	(16,564)
Others	8,127	3,018
Decrease (Increase) in current assets:
Clients and debtors	(50,847)	(113,136)
Inventory	7,257	5,162
Other current assets	(20,334)	22,220
Increase (Decrease) in current liabilities:
Suppliers and creditors	50,849	78,367
Interest payable	(15,080)	(18,373)
Provision for income taxes	4,235	10,301
Other current liabilities	(4,495)	(23,436)

Net cash flows from operating activities	50,086	72,268

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated.

	At March 31,
	2002	2003
	ThU.S.$	ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	118	151,416
Dividends paid	(2)	—
Loans paid	(37,623)	(69,861)
Repayments of bonds	(1,455)	(1,378)

Net cash flow from financing activities	(38,962)	80,177

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	86	629
Sales of financial instruments	4	1,125
Purchase of property, plant and equipment	(52,712)	(112,731)
Permanent investments	—	(28,500)
Purchases of financial instruments	(1)	(129)
Other investments	28	22,970

Net cash flow from investment activities	(52,595)	(116,636)

Net cash flows from operating, investing and financing activities	(41,471)	35,809

Effect of inflation	4,027	8,305

Net decrease in cash and cash equivalents	(37,444)	44,114
Initial balance of cash and cash equivalents	439,147	399,426

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	401,703	443,540

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (U.S.).

The consolidated financial statements as of March 31, 2002 and 2003 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31, 2003			Total as of March 31, 2002
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	—
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	0.00	99.93	99.93	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	—
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.90
Arauco Europe S.A. (Switzerland)	0.01	58.79	58.80	—
Arauco Forest Products B.V.(The Netherlands)	—	99.93	99.93	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99,99	99.92
Arauco Perú S.A. (previously—Cholguán Lima S.A.) (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	50.89
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.93
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.28
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	98.07
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	—	99.99	99.99	99.99
Inversiones Celco S.L. (Spain)	99.93	0.06	99.99	—
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (U.S.A.)	0.00	99.61	99.61	—
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003 the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF—and foreign currency—denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous March 31,
March 31, 2002	110.26	2.6%
March 31, 2003	115.21	4.5%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous February 28,
February 28, 2002	109.68	2.5%
February 28, 2003	113.88	3.8%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2002	16,197.66
March 31, 2003	16,783.60

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 17 and have been translated into U.S. dollar at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At March 31,
	2002	2003
	U.S.$ 1	U.S.$ 1
Chilean peso	655,90	731,56
Yen	132,57	118,10
Euro	1,14	0,91
GBP	0,70	0,63
Argentine peso	3,00	2,98

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(n).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended March 31,
	2002	2003
	ThU.S.$ Credit (Charge)	ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	8,834	(127)
Property, plant and equipment, net	(8,012)	84
Inventories	(680)	40
Other assets and liabilities, net	(377)	60

Net effect on income	(235)	57

Price-level restatement of income statement accounts	10	(8)

Credit (charge) to income by CPI	(225)	49

Credit (charge) to income for foreign currency exchange rate:

	Year ended March 31,
	2002	2003
	ThU.S.$ Credit (Charge)	ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	453	244
Inventories	9,496	(30)
Other assets	(51,400)	15,514
Liabilities restating by foreign currency
Bank borrowings	142	57
Bonds	85	(5)
Other liabilities	9,837	784

Net effect on income by foreign currency	(31,387)	16,564

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A. and Paneles Arauco S.A. are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(f)	Property, plant and equipment, continued

(j)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At March 31, 2003, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 496 thousand and U.S.$ 468 thousand for the periods ended March 31, 2002 and 2003, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002 the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001 under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the years ended March 31, 2003 and 2002, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.98 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$ 8.0 million.

As of March 31, 2003 the Company’s investments in Argentina represented 12.9% of its consolidated assets, compared to 12.7% at March 31, 2002.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Bonds	495	—
Units in mutual funds	379,897	304,227
Shares	9	—
Investment funds quotes	408	—

Total marketable securities	380,809	304,227

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Trade accounts receivable	208,584	207,123
Allowance for doubtful accounts	(1,580)	(2,636)

Total trade accounts receivable	207,004	204,487

As of March 31, 2002 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(d). The principal components were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Finished goods (pulp)	26,617	28,473
Finished goods (sawn timber)	65,157	88,916
Finished goods on consignment (pulp)	23,567	18,432
Work in progress	12,999	13,088
Sawlogs, pulpwood and chips	18,762	12,189
Raw material	24,973	39,523
Forests under exploitation	160,595	173,142
Pending imports	—	989
Other	11,396	11,491

Total inventories	344,066	386,243

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Buildings and other infrastructure	3,629	3,256
Machinery and equipment	646	489
Other	3	1

Total increase in value due to technical revaluation of property, plant and equipment	4,278	3,746

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(e) and was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	25,250	26,380
Technical revaluation	127	103

Total	25,377	26,483

Accumulated depreciation was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,507,037	1,605,619
Technical revaluation	63,603	64,094

Total	1,570,640	1,669,713

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Price-level restated cost of forests	659,867	545,241
Commercial valuation increment	1,260,056	1,288,053

Total	1,919,923	1,833,294

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

On January 2, 2003 the Company contributed through Eka Chila S.A. for U.S.$ 25 million and acquired U.S.$ 3.5 million for additional shares. The investment resulted in negative goodwill of U.S.$ 12.1 million.

Between January and March 2002 the subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 36 thousand in Forestal Conosur S.A.

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of U.S.$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of U.S.$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and March, 2002 the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 125 thousand in Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$ 30 thousand to form Forestal Arauco Costa Rica S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES, continued

The investments in related companies at each period-end were as follows:

	As of March 31,
	Percentage Participation		Investment Value		Net income of investee
	2002	2003	2002	2003	2002	2003
	%	%	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	14,068	14,052	352	445
Inversiones Puerto Coronel S.A.	33.33	50.00	4,070	6,818	143	285
Sociedad CDEC-SIC Ltda.	8.33	7.69	34	50	12	3
Servicios Corporativos Sercor S.A.	20.00	20.00	302	336	(4)	18
Eka Chile S.A.	0.00	50.00	—	16,435	—	217

Total			18,474	37,691	503	968

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of March 31,
	2002		2003
	Amortization for the year	Balance of negative goodwill	Amortization for the year	Balance of negative goodwill
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Alto Paraná S.A.	449	1,937	314	653
Industrial y Forestal Misiones S.A.	3,028	9,085	—	—
Licancel S.A.	227	2,268	227	1,361
Forestal Cholguán S.A.	1,172	13,873	1,106	8,671
Maderas Prensadas Cholguán S.A.	177	776	138	141

Total negative goodwill	5,053	27,939	1,785	10,826

b)	Goodwill as of each period-end was as follows:

	As of March 31,
	2002		2003
	Amortization for the year	Balance of goodwill	Amortization for the year	Balance of goodwill
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Forestal El Aguaray S.A.	10	92	10	46
Paneles Arauco S.A.	196	2,751	197	1,965
Inversiones Puerto Coronel S.A.	79	1,178	241	—
Eka Chile S.A.	—	—	605	11,500
Southwoods-Arauco Lumber L.L.C.	—	—	—	1,500

Total goodwill	285	4,021	1,053	15,011

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Recoverable taxes	22,423	21,641
Bond issue expenses	17,500	14,048
Discounts on bond issues	2,655	2,201
Financial instruments	819	—
Other	621	617

Total other non-current assets	44,018	38,507

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Total outstanding	71	56
Principal outstanding	71	56
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Obligations in foreign currency	71	—
Obligations in local currency	—	56

Total current bank borrowings	71	56

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Current portion of bonds	13,824	90,536
Current portion of other long-term liabilities	879	286
Trade accounts payable	71,536	101,367
Notes payable	6	—
Accounts and notes payable to related parties	773	998
Current provisions	20,607	18,866
Sundry accounts payable and other liabilities	19,325	41,687

Total	126,950	253,740

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of March 31,
	2002	2003
	%	%
Foreign currency	40.04	40.55
Local currency	59.96	59.45

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS

Arauco had two series of domestic bonds and seven series of Yankee Bonds outstanding as of March 31, 2003.

The balances of the bonds were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Current
Series A bonds	3,987	877
Series B bonds	320	293
Yankee Bonds 1st Issue	3,621	83,836
Yankee Bonds 2nd Issue	1,198	1,198
Yankee Bonds 3rd Issue	3,234	2,916
Yankee Bonds 4th Issue	1,464	1,416

Total current (including accrued interest)	13,824	90,536

Long-term
Series A bonds	926	—
Series B bonds	309	—
Yankee Bonds 1st Issue	180,215	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	270,500
Yankee Bonds 4th Issue	400,000	387,000

Total long-term	1,281,450	1,157,500

Less total accrued interest	9,295	10,321

Total principal outstanding	1,290,745	1,167,821

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001

Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThU.S.$200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000

Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThU.S.$200,000 12 years ThU.S.$100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000

Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90

Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011

Interest rate (excluding effects of any interestrate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

As of March 31, 2003, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2003(*)	90,536
2004	—
2005	175,000
2006	—
2007 and thereafter	982,500

Total	1,248,036

(*)	This amount includes U.S.$ 10,321 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1:2.1

•	Arauco’s current liabilities must not exceed its current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Accrued liabilities
Accrual for staff vacations	3,100	3,088
Plant maintenance accrual	7,269	5,918
Standby letters of credit	934	940
Accrual for contingencies	1,199	1,210
Staff severance indemnities	427	502
Selling and other transportation costs provisions	1,354	2,861
Electrical expense provision	1,351	789
Salary and benefits of the staff	401	328
Forestry activity expenses	1,202	107
Other current liabilities	3,370	3,123

Total accrued liabilities	20,607	18,866

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(i). The movement in this account was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Balance at beginning of year	8,190	8,637
Provision during the period	730	121
Payments during the period	(316)	(102)

Balance as of period-end	8,604	8,656

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Shown in the balance sheet as:
Current	427	502
Long-term	8,177	8,154

Total	8,604	8,656

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of March 31, 2002		As of March 31, 2003
Bank or financial institution	Denomination	Long-term Portion	Short-term Portion	Long-term Portion	Short-term Portion
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Morgan Guaranty Trust Company(1)(a)	U.S.$	—	37,561	—	8,350
J.P. Morgan-Chase(1)(b)	U.S.$	250,000	2,346	250,000	475
Tesoro Argentino(2)	U.S.$	938	71	2,363	590
Banco Galicia	U.S.$	—	—	—	1,124
J.P. Morgan-Chase Bank(3)	U.S.$	—	—	150,000	—

Total long-term bank borrowings		250,938	39,978	402,363	10,539

The weighted average interest rates for foreign currency-denominated debt for the periods ended March 2002 and 2003 were 3.81% and 7.10%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at March 31, 2002 and 2003 was 2.33% and 3.60%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which began on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of March 31, 2002 and 2003 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c)	Maturity of long-term bank borrowings

As of March 31, 2003, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2003	10,539
2004	100,343
2005	130,414
2006	171,049
2007 and thereafter	557

Total	412,902

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 6,192 thousand and U.S.$ 14,141 thousand for the periods ended March 31, 2002 and 2003, respectively. Furthermore, Arauco established provisions for U.S.$ 11 thousand as of March 31, 2002 and U.S.$ 21 thousand as of March 31, 2003 in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Income tax	(6,192)	(14,141)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(11)	(21)
Deferred income tax	3,039	(1,642)
Tax benefits for tax losses	—	—
Amortization of complementary accounts	(186)	(201)
Adjustment expense taxes last year	—	—
Changes in valuation provision	—	—

Total Income Tax	(3,350)	(16,005)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2003 were as follows:

	Retained Earnings		Shareholders’
	With Credit	Without Credit	Tax Credit
	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of December 31, 2000	4,627	54	817
Balance as of December 31, 2001	27,961	1,150	4,934
Balance as of December 31, 2002	87,310	20,026	16,619

Total	119,898	21,230	22,370

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(g), as of March 31, 2002 and 2003, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of March 31, 2002
	Deferred tax assets		Deferred tax liabilities
	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Allowance for doubtful accounts	1,075	124	—	—
Deferred revenues	230	38	—	—
Accrual for staff vacations	730	—	—	—
Production costs	—	—	7,437	—
Property, plant and equipment depreciation	—	—	—	—
Capitalized expenses	—	—	1,084	83,135
Obsolescence reserve	575	—	—	2,800
Debt issue and project expenses	—	—	—	—
Staff severance indemnities	1,101	371	—	5,449
Leasing assets	—	—	—	—
Tax loss carry forwards	3,565	3,456	—	—
Property, plant and equipment valuation	—	92,689	—	29,628
Accrual for contingencies	1,256	—	—	—
Plant maintenance accrual	933	—	—	—
Argentine peso devaluation	3,487	12,777	—	—
Inventories valuation	300	739	—	—
Other	587	1,096	80	915

Total	13,839	111,290	8,601	121,927

Complementary accounts, net of accumulated amortization(1)	(637)	(52,930)	—	(37,457)
Valuation provision	—	(43,070)	—	—

Total	13,202	15,290	8,601	84,470

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of March 31, 2003
	Deferred tax assets		Deferred tax liabilities
	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Allowance for doubtful accounts	823	123	—	—
Deferred revenues	944	38	—	—
Accrual for staff vacations	485	—	—	—
Production costs	—	—	5,639	—
Capitalized expenses	—	—	2,844	4,568
Property, plant and equipment depreciation	—	—	—	82,528
Staff severance indemnities	1,027	359	—	—
Debt issue and project expenses	—	—	—	8,342
Obsolescence reserve	730	—	—	—
Accrual for contingencies	405	—	—	—
Tax loss carry-forwards	28,908	6,425	—	—
Property, plant and equipment valuation	—	32,595	—	10,005
Leasing assets	—	—	—	—
Plant maintenance accrual	930	—	—	—
Impact of devaluation of Argentine peso	1,670	6,681	—	—
Inventories valuation	248	—	—	—
Other	1,299	358	77	839

Total	37,469	46,579	8,560	106,282

Complementary accounts, net of accumulated amortization(1)	(103)	(17,616)	(153)	(16,297)
Valuation provision	(1,242)	(27,226)	—	—

Total	36,124	1,737	8,407	89,985

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries did not receive any forestry grants during the period ending March 31, 2002 and received U.S. $419 thousand during the period ending March 31, 2003.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each period-end.

		At March 31,
	Currency	2002	2003
		ThU.S.$	ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	10,588	6,740
Cash and banks	Ch$	2,345	2,505
Cash and banks	Other currencies	1,099	533
Time deposits and marketable securities	U.S.$	156,426	180,067
Time deposits and marketable securities	Ch$	30,704	54,561
Time deposits and marketable securities	Other currencies	198,072	147,575
Trade accounts receivable	U.S.$	180,425	173,721
Trade accounts receivable	Ch$	20,653	20,708
Trade accounts receivable	Other currencies	5,926	10,058
Other accounts receivable	U.S.$	8,471	15,858
Other accounts receivable	Ch$	14,579	20,182
Other accounts receivable	Other currencies	—	7,143
Inventories	U.S.$	127,211	332,910
Inventories	Ch$	216,855	53,333
Other current assets	U.S.$	42,548	36,504
Other current assets	Ch$	57,869	93,625
Other current assets	Other currencies	—	39,491

Total current assets		1,073,771	1,195,514

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	1,754,722	3,757,915
Property, plant and equipment	Ch$	2,004,006	162,467
Other assets	U.S.$	54,774	45,353
Other assets	Ch$	(10,298)	16,121
Other assets	Other currencies	—	23,783

Total property, plant and equipment and other assets		3,803,204	4,005,639

Total assets		4,876,975	5,201,153

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2002	2003
		ThU.S.$	ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	71	—
Current bank borrowings	Ch$	—	56
Current portion of long-term bank borrowings	U.S.$	39,978	9,415
Current portion of long-term bank borrowings	Other currencies	—	1,124
Current portion of bonds	U.S.$	9,517	89,366
Current portion of bonds	Ch$	4,307	1,170
Notes and trade accounts payable	U.S.$	20,602	21,200
Notes and trade accounts payable	Ch$	50,490	57,154
Notes and trade accounts payable	Other currencies	265	12,944
Other current liabilities	U.S.$	22,863	23,589
Other current liabilities	Ch$	18,727	38,183
Other current liabilities	Other currencies	179	10,134

Total current liabilities		166,999	264,335

Long-term liabilities:
Long-term bank borrowings	U.S.$	250,938	402,363
Bonds	U.S.$	1,280,215	1,157,500
Bonds	Ch$	1,235	—
Other long-term liabilities	U.S.$	9,231	3,275
Other long-term liabilities	Ch$	77,861	93,563
Other long-term liabilities	Other currencies	—	473

Total long-term liabilities		1,619,480	1,657,174

Total liabilities		1,786,479	1,921,509

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of March 31,
Company	Relationship	2002	2003	Transaction
		ThU.S.$	ThU.S.$
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	994	976	Accounts receivable
Fundación Educacional Arauco	Affiliate	107	—	Accounts receivable
Compañía Puerto de Coronel S.A.	Affiliate	—	15	Accounts receivable

Total current assets		1,101	991

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	472	694	Accounts payable
Puerto de Lirquén S.A.	Affiliate	171	280	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	125	—	Accounts payable
Abastible S.A.	Affiliate	1	5	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	—	2	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	—	6	Accounts payable
Fundación Educacional Arauco	Affiliate	—	8	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	4	3	Accounts payable

Total current liabilities	773		998

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended March 31, 2002 and 2003, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended March 31,
	2002	2003
	ThU.S.$	ThU.S.$
(a) Compañía de Petróleos de Chile S.A.:
Purchases of fuel	1,759	3,212
Other Sales	(1)	(1)
(b) Puerto de Lirquén S.A.:
Port services	533	503
(c) ABC Comercial S.A.:
Other Purchases	80	—
(d) Abastible S.A.:
Purchases of fuel	9	27
(e) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	346	145
(f) Compañía de Turismo de Chile Ltda.
Purchase of tickets	3	—
(g) Cía. Puerto de Coronel S.A:
Stockpiling services	296	505
Other sales	—	—
(h) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	273	19
(i) Eka Chile S.A.
Purchase of sodium chlorate	—	1,696

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii) The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods-end March 31, 2002 and 2003 are as follows:

March 31, 2002	Paid-in capital	Share premium	Forestry and other reserves	Retained earnings from prior years	Interim dividends	Net income for the period	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of March 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Cumulative translation adjustment	—	—	(12,445)	—	—	—	(12,445)
Forestry reserve	—	—	(37,808)	—	—	—	(37,808)
Forestry reserve adjustment related to subsidiaries	—	—	(640)	—	—	—	(640)
Net income for the period	—	—	—	—	—	18,487	18,487

Balance as of March 31, 2002	347,551	5,625	1,420,008	1,297,997	(5,357)	18,487	3,084,311

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

20. SHAREHOLDERS’ EQUITY, continued

March 31, 2003	Paid-in capital	Share premium	Forestry and other reserves	Earnings from prior years	Interim dividends	Net income for the period	Total

	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of March 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Forestry reserve	—	—	(31,808)	—	—	—	(31,808)
Forestry reserve adjustment related to subsidiaries	—	—	(387)	—	—	—	(387)
Conversion adjustment related to subsidiaries	—	—	(764)	—	—	—	(764)
Net income for the period	—	—	—	—	—	98,998	98,998

Balance as of March 31, 2003	347,551	5,625	1,323,071	1,536,932	(38,682)	98,998	3,273,495

The number of shares authorized, issued and outstanding as of March 31, 2002 and 2003 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Export sales
Bleached pulp	102,567	120,880
Unbleached pulp	33,280	32,598
Sawlogs	714	—
Flitches	1,402	1,848
Sawn timber	34,355	37,395
Remanufactured wood products	22,611	29,555
Plywood and fiber panels	27,522	49,607
Posts	3,298	2,044

Total export sales revenue	225,749	273,927

Domestic sales
Bleached pulp	5,193	10,736
Unbleached pulp	713	448
Sawlogs	4,991	4,488
Pulplogs	2,817	859
Sawn timber	11,707	19,530
Remanufactured wood products	1,260	241
Chips	417	212
Electric power	961	584
Plywood and fiber panels	12,945	13,811
Other	2,669	743

Total domestic sales revenue	43,673	51,652

Total sales revenue	269,422	325,579

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Timber	38,603	32,710
Chemical products	12,012	14,933
Maintenance costs	10,281	11,879
Depreciation	23,855	25,124
Energy and fuel costs	3,596	5,619
Forestry works	28,139	31,134
Port costs	2,204	1,648
Sawing services	15,234	17,090
Electric power costs	2,532	2,285
Other raw materials, indirect cost and other	6,202	7,096

Total cost of sales	142,658	149,518

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Wages and salaries	6,841	6,328
Insurance	1,001	1,154
Depreciation	1,395	1,256
Freight	26,436	31,857
Other transportation costs	7,882	8,157
Selling expenses	3,445	4,911
Other administrative expenses	6,333	6,906

Total administration and selling expenses	53,333	60,569

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Reimbursement of customs duties	524	692
Rental income	165	150
Profit on sale of other services	4	3
Insurance recoveries	4	49
Gain on sale of energy	27	47
Sale of materials and others	53	61
Gain on sale of property, plant and equipment	32	—
Reserve on sale expense provision of the previous year	43	589
Other income	835	354

Total other non-operating income	1,687	1,945

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Other services and fees	61	28
Other depreciation and amortization	207	137
Write-off of damaged forest	2,452	32
Donations	148	51
Severance payments	11	500
Project expenses	58	153
Write-off of obsolete material	89	225
Provision for uncollectible accounts receivable	—	30
Legal expenses	40	13
Taxes	746	883
Loss on sale of fixed assets	—	95
Other expenses	662	382

Total other non-operating expenses	4,474	2,529

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Alto Paraná S.A.	190	202
Forestal Arauco S.A.	1,613	1,634
Forestal Cholguán S.A.	4,143	4,075
Controladora de Plagas Forestales S.A.	239	204
Arauco Europe S.A.	—	34

Total	6,185	6,149

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Alto Paraná S.A.	5	(6)
Forestal Arauco S.A.	(18)	(25)
Forestal Cholguán S.A.	(16)	(31)
Controladora de Plagas Forestales S.A.	(18)	(13)

Total	(47)	(75)

26.	SANCTIONS

During the periods ended March 31, 2002 and 2003, neither the Company, any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods-end March 31, 2002 and 2003 were U.S.$ 713 thousand and U.S.$ 667 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of March 31,
	2002	2003
	ThU.S.$	ThU.S.$
Stamp tax	9,110	7,421
Underwriters commission	5,029	4,425
Rate insurance commission	372	266
Risk evaluation	104	81
Accounting advice	41	29
Printing costs	95	73
Legal advice	480	404
Repayment of bonds	4,975	3,991
Other	144	107

Total bond issue costs	20,350	16,797

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	9.0 million	2003
Plywood Mill expansion	U.S.$	2.3 million	2003
Valdivia Mill construction project	U.S.$	300.9 million	2003
Valdivia Mill construction project	U.S.$	128.8 million	2004
Purchase Fondo de Comercio Pecom Energía S.A. (Alto Paraná S.A.’ subsidiary)	U.S.$	30.0 million	2003
Plywood Mill construction project	U.S.$	9.3 million	2003
Plywood Mill construction project	U.S.$	37.3 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2003

Notes to the Consolidated Financial statements

Amounts in thousands of U.S. dollars, except as indicated.

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2003.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 675 thousand. Estimated future cost: U.S.$ 143 thousand.

•	Project to reduce any gases and steam which are a byproduct of the mill production process. Spent: U.S.$ 375 thousand. Estimated future cost: U.S.$ 2,557 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: U.S.$ 10,031 thousand. Estimated future cost: U.S.$ 13,035 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$19 thousand. Estimated future cost: U.S.$ 90 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2003 we paid U.S.$ 60 thousand in relation to the system and we anticipate spending an additional amount of U.S.$ 67 thousand.

30.	SUBSEQUENT EVENTS

No events have occurred since March 31, 2003 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 29, 2003	By:	/s/ ALEJANDRO PÉREZ
Name: Alejandro Pérez Title: Chief Executive Officer